UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2006

CREW GOLD CORPORATION

(Name of Registrant)

Abbey House, Wellington Way, Weybridge, Surrey KT13 OTT, Great Britain

(Address of principal executive offices)

News Release dated March 2, 2006:    Further Increase  in Resources  at LEFA Gold Project in Guinea

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx         Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Gold Corporation:  SEC File No. 12b=#1-11816

(Registrant)

Date: March 24, 2004:   /s/ Frederic Puistienne

Frederic Puistienne, C.F.O.

DATE:  March 2, 2006

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRUGF

NEWS RELEASE

Further Increase in Resources at LEFA Gold Project in Guinea.

LONDON, United Kingdom, DATE: March 2, 2006 Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK), is pleased to announce a further resource increase at the LEFA Gold Project in Guinea.

Based on drilling carried out until the end of December 2005, the measured and indicated resource as at December 31, 2005 has risen to 3.839 million ounces (71.3 million tonnes @ 1.6) versus 3.4 million ounces (68.1 million tonnes @ 1.6 g/t) reported previously in January 2005. For further information on the resource data please refer to our website www.crewgold.com.

Ongoing drilling is expected to increase resources further.

The resource increase is a direct result of the drilling program that re-commenced in July 2005.  With a second drilling rig now commissioned we believe ongoing analysis should lead to further increases in resource and reserves by Q2 2006. The Company has already begun construction of the new CIP plant with commissioning expected in the final quarter of 2006. Any increase in the resource and subsequent reserve would obviously extend the current life and further enhance the economics of the project.

Jan Vestrum President and CEO of Crew commented: ‘With the further resource increase and the ongoing exploration at LEFA, Crew is pursing the key elements to significantly grow both output and shareholder value over the next 24 months. The geological team at LEFA has continued to deliver positive results and with significant upside in and around the LEFA corridor, plus the ongoing regional work we expect to be able to announce further resource and reserve increases at both LEFA and the other Crew Projects.’

Jan A Vestrum

President & CEO

Quality Assurance and Control and Qualified Person

All drilling is conducted using industry accepted equipment and procedures for drilling and sampling. All drill intercepts reported in this press release relate to either RC percussion (dry samples, 1m intervals, >75% sample recovery) or NQ/HQ diamond drill core (half core samples, maximum 1m intervals, >95% sample recovery) for Resource definition drilling, all first pass regional exploration drilling is conducted using AC drilling, with follow up using RC. Historically sampling and assaying of wet RC samples has occurred, this data is flagged in the resource database. A program of confirmatory diamond drilling is ongoing to verify the reliability of this data.

All assay results reported have been determined by 50 gram fire assay, aqua regia digest and atomic absorption spectrometer readings to a detection limit of 0.01 g/t gold by independent assay contractors SGS Siguiri. A check assay program with internationally recognized and certified umpire assay laboratories Genalysis (Perth, Australia) and ALS Chemex (Vancouver, Canada) is also conducted to confirm reliability of assay data. The data is verified on an ongoing basis by Guinor's Qualified Person and independent resource consultants RSG Global of Australia.

Data, of a scientific or technical nature, regarding mineral reserves and mineral resources of Crew Gold Corporation and its subsidiaries included in this document has been verified by Mr. Andrew Pardey, the Chief Geologist. Mr. Pardey is a "qualified person" within the meaning of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Mr. Pardey is not "independent" of Crew Gold Corporation within the meaning of NI 43-101 as he holds securities of the company. All exploration work of the company is conducted under the supervision of Mr. Pardey.

The mineral resources referred to in this press release are not mineral reserves and have not demonstrated economic viability.

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company’s behalf, that are not statements of historical fact, may constitute "forward-looking statements" and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to the expected pricing, size and timing of the proposed private placement.  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "is expected", “targets”, "budget", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements.  Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement.  Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.  Accordingly, readers should not place undue reliance on forward-looking statements.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com